SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), in accordance with Article 12 of CVM Instruction 358/02, informs to its shareholders and the market that the Board of Directors approved to remove from office Mr. Sandro Rogério da Silva Gamba, Carlos Eduardo Moraes Calheiros and Gerson Cohen as Chief Executive Officer, Chief Financial and Investor Relations Officer and Operational Executive Officer, respectively. The Board of Directors highlighted that the dismissal of Mr. Sandro Rogério da Silva Gamba, Carlos Eduardo Moraes Calheiros and Gerson Cohen is part of the turnaround process and adaptation and optimization of the Company’s corporate structure, thanking their contribution the last few years.

The Company also informs that it has appointed Mrs. Ana Recart as Chief Executive Officer as of today. Mrs. Ana Recart will also act as interim Chief Financial and Investor Relations Officer. Before joining the Company, Mrs. Recart has worked in other real estate companies, insurance companies, banks and law offices. Ana was a member of the Board of Directors, the Fiscal Council and the Audit Committee of Eletropaulo S.A. and other publicly-held companies. She has a law degree from Universidade de São Paulo, an MBA from Fundação D. Cabral and LL.M. in International Business Law from American University, Washington College of Law.

The Board of Directors also appointed Mrs. Karen Sanchez Guimarães as Operational Executive Officer. Mrs. Guimarães has worked in real estate and agribusiness companies and law offices, and was a member of Eletropaulo S.A.’s Fiscal Council. She has a law degree from Universidade de São Paulo, with a graduate degree in Contract Law from Escola Paulista de Direito, and an MBA in Business Law from Fundação Getúlio Vargas – FGV.

São Paulo, September 28, 2018.

GAFISA S.A.

Ana Recart

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 28, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer